

 SEC MMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 22821 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ AND ENDING ___December 31, 2005___
                                           MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    ACAP FINANCIAL, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    47 West 200 South, Suite 101
                                (No. And Street)

    Salt Lake City                     Utah
       (City)                        (State)                        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Kirk Ferguson                         (801) 364 - 6650
                                             (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Jensen & Keddington, P.C.
                        (Name -- if individual, state last, first, middle name)

| 5292 South College Dr., Suite 101 | Salt Lake City | Utah | 84123 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 3 0 2006

THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, ___Kirk Ferguson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ACAP FINANCIAL, INC._____, as of _____December 31_____, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___NONE_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

Notary Public, State of Utah
Karen Wright
224 S. 200 W. Ste. 100
Salt Lake City, UT 84101
My Commission Expires December 5, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACAP FINANCIAL INC.

FINANCIAL STATEMENTS

For The Year Ended December 31, 2005

Together With Independent Auditor's Report

# ACAP FINANCIAL INC.
## TABLE OF CONTENTS
### December 31, 2005



**Jensen & Keddington, P.C.**

Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

## INDEPENDENT AUDITOR'S REPORT

Mr. Kirk Ferguson
ACAP Financial, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of ACAP Financial Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACAP Financial Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Jensen & Keddington*

February 3, 2006

# ACAP FINANCIAL INC.
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2005

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 68,880 |
| Deposit with clearing organization - net | | 186,548 |
| Receivables: | | |
| Registered sales representatives | | 23,857 |
| Commissions | | 115,100 |
| Securities owned at market value | | 217,800 |
| Deposits | | 3,964 |
| Furniture and equipment, at cost, | | |
| Less accumulated depreciation of $94,204 | | 19,731 |
| Other assets | | 3,300 |
| **Total Assets** | $ | 639,180 |

**Liabilities and Stockholder's Equity**

Liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 20,825 |
| Salaries and commissions payable | | 61,219 |
| Securities sold, not yet purchased, at market value | | 15,996 |
| Trading deposits - payable to employees | | 9,000 |
| **Total Liabilities** | | 107,040 |

Stockholder's Equity:

| | |
|---|---:|
| Common stock, .01 par value; 100,000 shares authorized, 50,000 shares issued and outstanding | 500 |
| Additional paid-in capital | 639,932 |
| Retained earnings (deficit) | (108,292) |
| **Total Stockholder's Equity** | 532,140 |
| **Total Liabilities and Stockholder's Equity** $ | 639,180 |

The accompanying notes are an integral part of these financial statements.

4

## ACAP FINANCIAL INC.
## STATEMENT OF OPERATIONS
### For The Year Ended December 31, 2005

| | | |
|---|---|---:|
| **Revenues:** | | |
| Commissions | $ | 1,560,331 |
| Net gains on trading accounts | | 118,538 |
| Ticket Charges | | 413,438 |
| Total Revenues | | 2,092,307 |
| **Expenses:** | | |
| Salaries | | 180,282 |
| Commissions | | 940,981 |
| Payroll taxes | | 19,986 |
| Rent | | 43,809 |
| Communications | | 193,960 |
| Clearing | | 371,041 |
| Professional services | | 10,501 |
| Insurance | | 9,987 |
| Depreciation | | 6,724 |
| Regulatory fees | | 23,121 |
| Travel and entertainment | | 8,184 |
| Other | | 42,855 |
| Total Expenses | | 1,851,431 |
| **Net Income** | $ | 240,876 |

The accompanying notes are an integral part of these financial statements.

# ACAP FINANCIAL INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### For The Year Ended December 31, 2005

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, December 31, 2004 | $ 500 | $ 639,932 | $ (12,168) | $ 628,264 |
| Net income | | | 240,876 | 240,876 |
| Withdrawals | | | (337,000) | (337,000) |
| Balance, December 31, 2005 | $ 500 | $ 639,932 | $ (108,292) | $ 532,140 |

The accompanying notes are an integral part of these financial statements.

# ACAP FINANCIAL INC.
## STATEMENT OF CASH FLOWS
### For The Year Ended December 31, 2005

**Cash Flows From Operating Activities:**

| | | |
|---|---|---:|
| Net income | $ | 240,876 |
| Adjustment to reconcile net income to net cash from operating activities: | | |
| Depreciation | | 6,724 |
| (Increase) decrease in assets: | | |
| Deposit with clearing organization - net | | 21,203 |
| Receivables | | 1,986 |
| Securities owned at market value | | (69,850) |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued liabilities | | 13,052 |
| Salaries and commissions payable | | (21,025) |
| Securities sold, not yet purchased, at market value | | (8,490) |
| Trading deposits - payable to employees | | 9,000 |
| **Net Cash From Operating Activities** | | 193,476 |

**Cash Flows From Investing Activity:**

| | | |
|---|---|---:|
| Purchase of equipment | | (20,673) |
| **Net Cash From Investing Activity** | | (20,673) |

**Cash Flows From Financing Activity**

| | | |
|---|---|---:|
| Dividends paid | | (337,000) |
| **Net Cash From Financing Activity** | | (337,000) |
| **Net Decrease In Cash** | | (164,197) |
| **Cash at December 31, 2004** | | 233,077 |
| **Cash at December 31, 2005** | $ | 68,880 |

The accompanying notes are an integral part of these financial statements.

# ACAP FINANCIAL INC.
## NOTES TO FINANCIAL STATEMENTS

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was initially incorporated under the laws of the State of Iowa. From its inception in 1978 through 1993, the Company's Articles of Incorporation were amended on a number of occasions for several name changes and for other purposes. In April 1993, the Company filed a Restated Articles of Incorporation with the Utah Division of Corporations. The Company is a securities broker and dealer dealing principally in over-the-counter securities. The Company is located in Salt Lake City, Utah and Palatine, Illinois. Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received.

Summary of Significant Accounting Policies:

### Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is computed using an accelerated method over the estimated useful lives of five to seven years.

### Securities Owned
Marketable securities in the Company's trading account are valued at market value. The resulting difference between cost and market (or fair value) is included in net gains on trading accounts.

### Revenue Recognition
Securities transactions and related income and expense are recorded on a trade date basis, which is the day each transaction is executed.

### Receivables
Receivables are recorded when transactions are executed. Receivables are written off when they are determined to be uncollectible. The Company has determined that all receivables are collectible, thus no allowance has been established. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

### Income Taxes
The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. In accordance with the provisions of such election, the Company's taxable income and losses are passed through to its stockholder; accordingly, no provision for income taxes has been made.

### Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash.

### Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2005 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

# ACAP FINANCIAL INC.
## NOTES TO FINANCIAL STATEMENTS (Continued)

### NOTE 2  CLEARING ORGANIZATION TRANSACTIONS

The Company's securities transactions are cleared though two broker-dealers on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to the clearing arrangement described above are netted into a single account called Deposit with Clearing Organization. Included in this account are the following:

| | |
|---|---|
| Receivable from clearing organization for ticket charges and trading account profits | $ 39,090 |
| Deposit with the clearing organization | 175,761 |
| Payable to clearing organization for trade charges, Reg T extensions, transfer fees, trade cancellations, and trade corrections | (28,303) |
| | $ 186,548 |

In addition to the deposits owed from the broker-dealer, commissions receivable in the amount of $115,100 were due at December 31, 2005.

### NOTE 3  OPERATING LEASE

The Company has entered into lease agreements for the leasing of office space. The Illinois office space lease is on a month to month basis. The Utah office space lease was extended during 2004, with lease payments until April 2009. The Utah office space lease calls for future minimum lease payments under the agreement as follows:

| Year | |
|---|---|
| 2006 | $ 32,211 |
| 2007 | 33,263 |
| 2008 | 34,349 |
| 2009 | 11,571 |
| | $ 111,394 |

### NOTE 4  NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At December 31, 2005, the Company had net capital of $418,618 which was $318,618 in excess of its required net capital of $100,000. The Company's net capital ratio was $.22 to 1.

### NOTE 5  FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005 at market value of the related securities and could incur a loss if the market value of the securities increases subsequent to December 31, 2005.

NOTE 6   AVAILABILITY OF ANNUAL AUDIT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's annual audit report as of December 31, 2005 is available for examination at the main office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

SUPPLEMENTARY INFORMATION

# ACAP FINANCIAL INC.
## COMPUTATION OF NET CAPITAL
### December 31, 2005

**Computation of Net Capital**

| | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | $ | 532,140 |
| Deduct ownership equity not allowable for net capital | | - |
| Total ownership equity qualified for net capital | | 532,140 |
| Deductions and/or charges: | | |
| Total non-allowable assets from Statement of Financial Condition | | (80,852) |
| Net capital before haircuts on securities positions | | 451,288 |
| Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f)): | | |
| Trading and investment securities - other securities | | (32,670) |
| **Net Capital** | $ | 418,618 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Minimum net capital required | $ | 6,069 |
| Minimum of dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries | | 100,000 |
| Net capital requirement (larger of the above) | | 100,000 |
| Excess net capital | $ | 318,618 |
| Excess net capital at 1000% | $ | 409,513 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| Total A.I. Liabilities from Statement of Financial Condition | $ | 91,044 |
| Adjustment to aggregate indebtedness | | - |
| **Total aggregate indebtedness** | $ | 91,044 |
| Ratio of aggregate indebtedness to net capital | | .22 to 1 |

11

# ACAP FINANCIAL INC.
## RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
### December 31, 2005

| | | |
|---|---|---:|
| Net capital as reported in Company's FOCUS report, December 31, 2005 | $ | 426,288 |
| Audit adjustment - increase in haircuts on trading securities | | (7,670) |
| Net capital per audit, December 31, 2005 | $ | 418,618 |

# ACAP FINANCIAL INC.
## EXEMPTIVE PROVISION UNDER RULE 15c3-3
## December 31, 2005

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

C.  (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of Clearing Firms:

| | |
|---|---|
| Clearing firm SEC #: | 8-31464 |
| Clearing firm name: | Alpine Securities Corporation |
| Product Code: | Equities |
| | |
| Clearing firm SEC #: | 8-49477 |
| Clearing firm name: | B.B. Graham & Company, Inc. |
| Product Code: | Equities |



**Jensen & Keddington, P.C.**
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

## INDEPENDENT AUDITOR'S REPORT
## ON INTERNAL CONTROL STRUCTURE
## REQUIRED BY SEC RULE 17a-5

Mr. Kirk Ferguson
ACAP Financial Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of ACAP Financial Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Jensen & Keddington*

February 3, 2006